Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of _April 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: April 7, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, April 7, 2006 Page 1 of 1

Proposal on distribution of shares in Husqvarna AB to AB Electrolux shareholders
An English version of the prospectus on the proposed distribution of shares in Husqvarna will be available at www.electrolux.com/ir. A brochure with information on Husqvarna and the spin-off will be sent to all shareholders.
As previously announced the Electrolux Board of Directors decided in February 2005 that the Group’s operation in Outdoor Products should be spun off as a separate unit and distributed to shareholders in a cost-efficient manner. Work on separating this operation has been in progress since then. It has also been announced that the Board of Directors now proposes that the shareholders at the Annual General Meeting on 24 April 2006 authorize, in addition to a dividend of SEK 7.50 per share, distribution of all shares in the wholly-owned subsidiary Husqvarna to Electrolux shareholders.
The Dividend of the Husqvarna Shares in Brief
Under the so-called Lex ASEA rules, the distribution of Husqvarna shares is exempt from tax in Sweden, both for Electrolux and the shareholders in Electrolux. The dividend is proposed to be distributed in proportion to each individual shareholder’s holding in Electrolux. For each series A share in Electrolux, one series A share in Husqvarna will be received and for each series B share in Electrolux, one series B share in Husqvarna will be received. Following the distribution, the Husqvarna shares are intended to be subject to trading on the O-list of the Stockholm Stock Exchange. The shareholders in Electrolux will receive the shares in Husqvarna without any additional measures being required.
Subsequent to the public announcement of the Board’s above mentioned proposal, on of the major shareholder the Second Swedish National Pension Fund presented an alternative proposal for distribution of the shares in Husqvarna, according to which all shares in Husqvarna would have the same number of votes, and one share in Electrolux irrespective of voting rights would entitle the shareholder to one share in Husqvarna. This proposal can be presented at the AGM on 24 April 2006.
The Board of Directors does not support the proposal by the Second Swedish National Pension Fund and has issued a statement regarding it. The Board of Directors is of the opinion that its proposal complies better with the Swedish Companies Act, in the sense that it does not impair the position of any of the owners. The Board’s full statement is available at www.electrolux.com/ir.
For more information:
Electrolux press hotline +46 8 657 6507
The prospectus can be downloaded at www.electrolux.com/prospectus.
Order the prospectus via mail electrolux@strd.se or telephone +46 8 449 89 49.